SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: [_13th February, 2003] [For the month of ____________, 2003]

TELENOR ASA
(Registrant’s Name)

Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)

Form 20-F: [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No: [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

KEY POINTS OF THE FOURTH QUARTER 2002 COMPARED TO THE FOURTH QUARTER 2001
KEY FIGURES
KEY FIGURES FOR THE BUSINESS AREAS
MOBILE
NETWORKS
PLUS
BUSINESS SOLUTIONS
EDB BUSINESS PARTNER
OTHER BUSINESS UNITS
CORPORATE FUNCTIONS AND GROUP ACTIVITIES
OTHER PROFIT AND LOSS ITEMS FOR THE GROUP
TAXES
BALANCE SHEET
US GAAP
OUTLOOK FOR 2003
PROFIT AND LOSS STATEMENT
BALANCE SHEET
SHAREHOLDERS EQUITY
CASH FLOW STATEMENT
ANALYTICAL INFORMATION
THE BUSINESS AREAS FOURTH QUARTER
SPECIAL ITEMS
SIGNATURES

–	Q4 Report 2003

–	Press Release

Telenor ASA
Fourth quarter 2002

Content

FOURTH QUARTER 2002
Key points	1
Key figures	1
Key figures for the business areas	2
Mobile	3
Networks	6
Plus	6
Business Solutions	7
EDB Business Partner	8
Other business units	9
Corporate functions and group activities	9
Other profit and loss items for the group	9
Taxes	11
Balance sheet	11
US GAAP	11
Outlook for 2003	11
TABLES
Profit and loss statement	12
Balance sheet	13
Shareholders equity	13
Cash flow statement	13
Analytical information	14
The business areas	16
Special items	17

Telenor ASA fourth quarter 2002

> KEY POINTS OF THE FOURTH QUARTER 2002 COMPARED TO THE FOURTH QUARTER 2001

•	20% growth in revenues excluding gains, to NOK 13,002 million.

•	EBITDA margin excluding gains and losses increased from 21.0% to 27.5%. EBITDA excluding gains and losses was NOK 3,571 million in the fourth quarter 2002.

•	Profit before taxes and minority interest was charged with NOK 6.2 billion in costs related to manpower reductions, net losses on disposals and write-downs, and resulted in a loss before taxes and minority interests of NOK 5.3 billion in the fourth quarter 2002.The largest write-downs were made in Mobile, where DiGi.Com was written down by NOK 2.1 billion, Sonofon by NOK 1.0 billion and DTAC/UCOM by NOK 0.9 billion

•	EBITDA in Mobile doubled to NOK 2,084 million, 33% growth excluding Pannon GSM and Kyivstar.

•	EBITDA margin in mNorway was 37.8%, an increase of 3.5 percentage points.

•	ARPU in mNorway increased to NOK 340 from NOK 331 in 2001.

•	EBITDA margin in Networks decreased to 33.2%. The reduction from 2001 was due to costs of workforce reductions of NOK 107 million.

•	Business Solutions had improved results from operations as a result of reduced costs.

•	In Plus, the consolidation of Canal Digital made a positive contribution, although the growth in ADSL customers resulted in increased costs.

•	Net interest-bearing liabilities were NOK 26.9 billion at the end of 2002.

•	The Board will propose a dividend of NOK 0.45 per share, an increase from NOK 0.35 per share in 2001.

Continued focus on rationalization of operations contributed to a reduction in capital expenditures in both mobile and fixed telephony networks in Norway and improved margins, when adjusting for expenses associated with manpower reductions. The international mobile operations continue to show strong growth, and Telenor’s pro rata share of total subscriptions including Norway was 12.4 million at the end of 2002. Telenor’s operations in Sweden were reorganised during the quarter with the purchase of 90% of Utfors AB and 37.2% of Glocalnet AB. For Business Solutions, the weak market for IT-related activities continues. In Plus, Broadcast shows a positive development particularly as a result of Telenor taking 100% control of Canal Digital from the summer 2002.

In order to simplify and strengthen Telenor’s position in the domestic market, a separate Norwegian market area was established from 1 January 2003, to carry out all sales and marketing activities for the mobile and fixed-network areas. From 1 January 2003 Telenor has reorganized into three business areas, encompassing mobile activities, fixed-network activities and TV-activities as well as “other business units” which will also constitute the financial reporting structure from the first quarter 2003.

For the year as a whole, revenues excluding gains increased by around 20%, due to underlying growth, especially in Mobile, and the consolidation of new subsidiaries in Mobile and Canal Digital. Profit before taxes and minority interest was charged with NOK 7.6 billion in costs related to manpower reductions, net losses on disposals and write-downs (see the table of special items) and resulted in a loss before taxes and minority interests of NOK 5.0 billion for 2002. In 2001, considerable gains from disposals were realised. Adjusted for the net effect of gains, losses, write-downs and expenses for restructuring etc. (see the table of special items), profit before taxes and minority interests increased by NOK 2.9 billion to NOK 2.6 billion for 2002. This was mainly related underlying growth and to new companies. Cost reductions of around NOK 1.1 billion have been accomplished during 2002, related to Telenor’s program of improving the efficiency of operations, Delta 4. Of the announced provisions of NOK 600 million to workforce reductions (exclusive EDB Business Partner), approximately NOK 440 million was expensed in the fourth quarter.

> KEY FIGURES

	4th quarter		Year

(NOK in millions)	2002	2001	2002	2001

Revenues	13,042	15,920	48,826	46,040
Revenues excluding gains	13,002	10,874	48,668	40,604
Revenues excluding gains — growth (%)	19.6%	10.7%	19.9%	11.2%
EBITDA	3,562	7,348	13,441	14,250
EBITDA excluding gains and losses	3,571	2,287	13,430	8,877
Operating profit (loss)	(2,002)	4,412	(221)	3,177
Associated companies	(2,146)	(3,665)	(2,450)	8,237
Profit (loss) before taxes and minority interests	(5,336)	708	(5,027)	10,255
Net income (loss)	(4,491)	867	(4,213)	7,079
Net interest bearing liabilities			26,872	13,171
Investments:
— Capex1)	2,680	3,849	8,889	11,634
— Investments in businesses2)	772	1,281	12,411	7,212

1)	Capex is investments in tangible fixed assets and intangible assets

2)	Consists of acquisition of shares and participations including acquisition of subsidiaries and business not organized as separate companies.

telenor asa > fourth quarter 2002

The table below shows key figures that have been adjusted for special items (gains and losses, write-downs, expenses for restructuring, work-force reductions, loss contracts and exit of activities)1)

	4th quarter			Year

(NOK in millions)	2002	2001	growth	2002	2001	growth

Revenues	13,002	10,874	19.6%	48,668	40,604	19.9%
EBITDA	4,101	2,417	69.7%	14,478	9,502	52.4%
Operating profit	1,341	439	205.5%	4,369	2,251	94.1%
Associated companies	25	(363)	nm	(205)	(1,746)	nm
Profit (loss) before taxes and minority interests	827	(31)	nm	2,552	(396)	nm

1)	Refer to the table at the end of the report for more details about special items

> KEY FIGURES FOR THE BUSINESS AREAS

	4th quarter			Year
Revenues excluding gains
(NOK in millions)	2002	2001	growth	2002	2001	growth

Mobile	5,666	3,550	59.6%	20,346	12,299	65.4%
Networks	4,146	4,260	(2.7%)	16,487	16,562	(0.5%)
Plus	1,521	993	53.2%	4,851	3,374	43.8%
Business Solutions	1,594	1,732	(8.0%)	6,157	5,940	3.7%
Other units	2,734	3,095	(11.7%)	11,023	12,914	(14.6%)
Eliminations	(2,659)	(2,756)	(3.5%)	(10,196)	(10,485)	(2.8%)

Total revenues excluding gains	13,002	10,874	19.6%	48,668	40,604	19.9%

	4th quarter				Year
EBITDA excluding gains and losses1)
(NOK in millions)	2002	Margin	2001	Margin	2002	Margin	2001	Margin

Mobile	2,084	36.8%	1,011	28.5%	7,482	36.8%	3,808	31.0%
Networks	1,376	33.2%	1,540	36.2%	5,699	34.6%	5,660	34.2%
Plus	7	0.5%	37	3.7%	134	2.8%	254	7.5%
Business Solutions	71	4.5%	(58)	(3.3%)	72	1.2%	(822)	(13.8%)
Other units	(52)	(1.9%)	(178)	(5.8%)	82	0.7%	192	1.5%
Eliminations	85	nm	(65)	nm	(39)	nm	(215)	nm

Total EBITDA excluding gains and losses	3,571	27.5%	2,287	21.0%	13,430	27.6%	8,877	21.9%

Restructuring, loss contracts etc2)	530		130	nm	1,048		625	nm

EBITDA adjusted for special items	4,101	31.5%	2,417	22.2%	14,478	29.7%	9,502	23.4%

1)	Operating profit excluding depreciation, amortization and write-down of tangible and intangible assets, excluding gains and losses on disposal of fixed assets and operations.

2)	See table “Special items” at the end of the report for more details.

telenor asa > fourth quarter 2002

> BUSINESS AREAS

> MOBILE

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

mNorway	2,347	2,164	9,441	8,746
Pannon GSM	1,342	—	4,502	—
DiGi.Com	722	687	2,702	901
Grameen Phone	379	354	1,589	1,185
Kyivstar	518	—	708	—
Other units	41	33	137	169

Total external revenues	5,349	3,238	19,079	11,001

Internal revenues	317	312	1,267	1,298
Gains on disposal	—	—	—	259

Total revenues	5,666	3,550	20,346	12,558

EBITDA	2,084	1,011	7,482	4,067
EBITDA excl. gains and losses	2,084	1,011	7,482	3,808
EBITDA excl. gains and losses — margin	36.8%	28.5%	36.8%	31.0%
Operating profit (loss)	(1,164)	494	1,556	2,495
Investments:
— Capex	1,399	1,109	3,731	2,716
— Investments in businesses	463	466	8,894	4,495

•	Positive developments in the operations in Norway and abroad have continued, and contributed to an EBITDA margin of 36.8% in the fourth quarter 2002. Kyivstar was consolidated from 1 September 2002, Pannon GSM from 4 February 2002 and DiGi.Com from 1 September 2001. NOK 114 million was expensed for manpower reductions in the fourth quarter 2002.

•	As informed in the fourth quarter, an impairment test was carried out in accordance with generally accepted accounting principles in the fourth quarter. This led to write downs of goodwill in the listed companies DiGi.Com and DTAC/UCOM of NOK 2.1 billion and NOK 0.9 billion respectively as a result of continued low publicly quoted share prices. The write downs were based on the publicly quoted share prices at year-end and added a control premium for DiGi.Com. Sonofon was written down by NOK 1.0 billion based on a continued decline in the values for Mobile companies. Additionally, it was deemed appropriate to write-down the values in OniWay by NOK 0.3 billion to zero at year-end.

	4th quarter		Year
mNorway
(NOK in millions)	2002	2001	2002	2001

Traffic1)	1,299	1,193	5,489	5,101
SMS and content service1)	407	347	1,530	1,187
Subscription and connection	350	331	1,350	1,328
Other revenues	291	293	1,072	1,130

Total external revenues	2,347	2,164	9,441	8,746

Internal revenues	314	312	1,254	1,310
Gains on disposal	—	—	—	—

Total revenues	2,661	2,476	10,695	10,056

EBITDA excl. gains and losses	1,007	850	4,330	3,731
EBITDA excl. gains and losses — margin	37.8%	34.3%	40.5%	37.1%
Operating profit	680	583	3,008	2,626
Capex	132	566	750	1,674
ARPU — monthly (NOK)	340	331	346	340
No. of subscriptions (in thousand)			2,382	2,307

1)	Revenues from SMS-terminated traffic are reclassified from “Traffic” to “SMS and content services”.

•	Increased revenues compared to the fourth quarter 2001, were primarily due to the increase in number of subscriptions and increased ARPU associated with SMS and content services. ARPU declined in the fourth quarter 2002 compared to the third quarter as a result of decreased revenue from roaming due to decreased travel by customers, a trend which is typical of the last quarter of the year.

•	The limited reduction of subscriptions compared to the third quarter was due to the high mobile penetration combined with relatively low marketing activities in the fourth quarter.

•	mNorway’s estimated market share was 62% compared to 61% at the end of 2001. The increase was associated with increased prepaid subscriptions. During the same period, the estimated mobile penetration increased from 80% to 84%.

•	NOK 104 million was expensed in the fourth quarter 2002 in connection with manpower reductions, compared to one-time expenses in the fourth quarter 2001 of NOK 87 million. Adjusted for these effects the EBITDA margin increased by 4 percentage points, as a result of to increased revenues and relatively lower marketing expenses in the fourth quarter 2002.

•	Depreciation, amortization and write-downs increased compared to the fourth quarter 2001 due to high investments towards the end of 2001, and write-downs of NOK 15 million in the fourth quarter 2002.

•	Capital expenditures was considerably reduced compared to the fourth quarter 2001, primarily due to reduced capital expenditures for coverage and capacity in the GSM network. Capital expenditure in UMTS continues to be low.

•	In January 2003, the Norwegian Post and Telecommunication Authority (PT) issued a decision regarding the pricing of Teletopia’s access to Telenor’s mobile network in Norway, using a separate switch for SMS messages. PT’s resolution set a price of NOK 0.30 per message. The decision has been appealed to the Norwegian Ministry of Transport and Communications.

telenor asa > fourth quarter 2002

	4th quarter		Year
Pannon GSM — Hungary1)
(NOK in millions)	2002	2001	2002	2001

Mobile related revenues	1,232	—	4,187	—
Other revenues	112	—	318	—

Total revenues excluding gains	1,344	—	4,505	—

EBITDA excl. gains and losses	454	—	1,586	—
EBITDA excl. gains and losses — margin	33.8%	—	35.2%	—
Operating profit (excl amortization of net excess values)	236	—	871	—
Capex	261	—	825	—
ARPU — monthly (NOK)	177	—	180	—
No. of subscriptions (in thousand)			2,450	—

1)	Consolidated from 4 February 2002

•	The total number of subscriptions increased by 139,000 from the third quarter 2002 and 573,000 from the fourth quarter 2001.

•	Pannon’s estimated market share was 38% at the end of 2002, while the mobile penetration is estimated at 68%.

•	Increased number of subscriptions contributed to growth in revenues of 11% and a growth in EBITDA of 23% measured in NOK compared to the fourth quarter 2001. Despite a high increase in subscriptions in 2002, ARPU was relatively stable throughout 2002 as a result of existing subscriptions having a higher average ARPU that was offset by new subscriptions having a lower average ARPU.

•	Compared to the third quarter 2002, revenues increased as a result of increased number of subscriptions, while the EBITDA-margin was affected by higher costs, including sales and marketing costs. Provisions of NOK 16 million to cover the estimated effect of the introduction of charges related to Universal Services Obligations with retrospective effect from 1 February 2002 were recorded in the fourth quarter compared to NOK 40 million in the third quarter.

•	Write-downs of NOK 16 million were made in the fourth quarter 2002 on discharged equipment.

	4th quarter		Year
DiGi.Com — Malaysia1)
(NOK in millions)	2002	2001	2002	2001

Mobile related revenues	627	530	2,273	691
Other revenues	99	162	442	215

Total revenues excluding gains	726	692	2,715	906

EBITDA excl. gains and losses	315	237	1,022	306
EBITDA excl. gains and losses — margin	43.4%	34.2%	37.6%	33.8%
Operating profit (excl amortization of net excess values)	95	150	431	181
Capex	625	459	1,457	459
ARPU — monthly (NOK)	145	180	152	180
No. of subscriptions (100% in thousand)			1,616	1,039

1)	Consolidated from 1 September 2001. Ownership interest was 61.0% as of 31 December 2002.

•	DiGi.Com’s estimated market share increased to almost 19%, while the mobile penetration was estimated at 35% at the end of the fourth quarter 2002.

•	In local currency, revenues increased by 27% and 15% respectively compared to the fourth quarter 2001 and the third quarter 2002. This was due to the increase in the number of subscriptions. Converted to NOK, the increase was lower due to the strengthening of the Norwegian Krone. ARPU in 2002 in local currency has been relatively stable throughout 2002 as a result of existing subscriptions having a higher average ARPU that was offset by new subscriptions having a lower average ARPU.

•	The EBITDA margin increased considerably in the fourth quarter 2002 primarily due to the increase in revenues without corresponding increase in expenses, as well as the reversing of provisions made in previous quarters in 2002.

•	In local currency, EBITDA increased compared to the fourth quarter 2001 and the third quarter 2002 by 59% and 45% respectively.

•	As a result of a decrease in depreciation periods on fixed assets with effect from 1 July 2002, depreciation increased compared to the fourth quarter 2001.

•	As in 2001, capital expenditure was relatively high in the fourth quarter, due to local seasonal variations with a high level of activity in the last quarter.

	4th quarter		Year
Kyivstar — Ukraine1)
(NOK in millions)	2002	2001	2002	2001

Mobile related revenues	498	—	681	—
Other revenues	20	—	27	—

Total revenues excluding gains	518	—	708	—

EBITDA excl. gains and losses	285	—	403	—
EBITDA excl. gains and losses — margin	55.0%	—	56.9%	—
Operating profit (excl amortization of net excess values)	213	—	305	—
Capex	235	—	329	—
ARPU — monthly (NOK)	102	—	112	—
No. of subscriptions (100% in thousand)			1,856	—

1)	Consolidated from 1 September 2002. Ownership interest was 54.2% as of 31 December 2002.

•	The number of subscriptions increased by 197,000 from the third quarter 2002 and 761,000 from the fourth quarter 2001.

•	Total revenues in Kyivstar in local currency increased by 45% compared to the fourth quarter 2001 as a result of an increased number of subscriptions. Compared to the third quarter 2002, revenues did not increase in local currency due to seasonal variations. In Norwegian Krone revenues decreased in the fourth quarter 2002 compared to the third quarter 2002.

•	ARPU declined in 2002 as a result of new customers having a lower average ARPU, the effects of price reductions carried out and lower volume on roaming.

•	In local currency, EBITDA increased compared to the fourth quarter 2001 by 153%. This was due to strong growth in revenues combined with cost-effective operations. Compared to the third quarter 2002, EBITDA declined due to higher costs associated with marketing and promotional campaigns in the fourth quarter 2002.

telenor asa > fourth quarter 2002

	4th quarter		Year
Grameen Phone Bangladesh1)
(NOK in millions)	2002	2001	2002	2001

Mobile related revenues	312	217	1,203	759
Other revenues2)	67	137	386	426

Total revenues excluding gains	379	354	1,589	1,185

EBITDA excl. gains and losses	173	168	757	457
EBITDA excl. gains and losses — margin	45.6%	47.5%	47.6%	38.6%
Operating profit	161	130	631	328
Capex	139	48	342	425
ARPU — monthly (NOK)	155	173	172	190
No. of subscriptions (100% in thousand)			769	464

1)	Ownership interest was 46.4% as of 31 December 2002.

2)	Fees Grameen Phone collects on behalf of the authorities were deducted from revenues as from the third quarter 2002, in the amount of NOK 40 million for the third quarter and NOK 12 million for the fourth quarter of 2002. This had no effect on the profits.

•	As a result of an increased number of subscriptions, measured in local currency mobile generated revenues increased by 76% compared to the fourth quarter 2002, and by 3% compared to the third quarter 2002.

•	In the fourth quarter 2002, NOK 30 million was expensed in connection with re-negotiated prices on line rentals for previous periods, which was higher than estimated.

•	Lower depreciation in the fourth quarter was due to the adjustment of deprecation in previous quarters. The increase in capital expenditures was due to a planned high activity level in the fourth quarter, due to capital expenditures related to investments in coverage and capacity.

Other units in Mobile including eliminations and amortization of excess values

	4th quarter		Year

(NOK in millions)	2002	2001	2002	2001

EBITDA excl. gains and losses	(150)	(244)	(616)	(686)
Operating loss	(2,549)	(369)	(3,690)	(640)
— of which amortization of Telenor’s net excess values	(225)	(90)	(793)	(115)
— of which write-downs of Telenor’s net excess values	(2,138)	—	(2,138)	—
Capex	7	36	28	158

• Other units in Mobile include mFuture, the mobile activities in Sweden (djuice.se), expenses related to the management and administration of the international mobile portfolio and amortization of net excess values. The EBITDA loss was reduced compared to the fourth quarter 2001 due to a continued general improvement in profits in all units.

• Increased amortization of net excess values compared to the third quarter 2002 was due to the consolidation of Kyivstar.

• Goodwill related to DiGi.Com was written down by NOK 2.1 billion in the fourth quarter 2002. Goodwill amortization will be reduced in subsequent periods by approximately NOK 30 million per quarter as a result of the write down.

Associated companies and joint ventures in Mobile

	4th quarter		Year

(NOK in millions)	2002	2001	2002	2001

Telenors share of1)
Revenues	2,575	3,060	10,810	11,808
EBITDA	895	964	3,639	3,544
Net income	(84)	147	612	421
Amortization of Telenor’s net excess values	(181)	(235)	(798)	(1,276)
Write-downs of Telenor’s excess values	(1,881)	(3,400)	(1,884)	(10,900)
Gain on disposal of ownership interests	40	—	40	21,432

Net result from associated companies	(2,106)	(3,488)	(2,030)	9,677

No. of subscriptions (Telenors share in thousand)			5,119	4,017

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of revenues and EBITDA are not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Sales between the associated companies and sales to group companies are included in revenues in the table. The table includes Telenor’s share of the results in DiGi.Com up to 1 September 2001, Pannon GSM up to 4 February 2002 and Kyivstar up to 1 September 2002. Subsequent to these dates these companies are consolidated as subsidiaries.

•	In the fourth quarter of 2002 Telenor’s share of total subscriptions adjusted for the disposal of Extel increased by 438,000 compared to the end of the third quarter 2002. All the associated companies experienced growth in the number of subscriptions in the fourth quarter. This growth continued to be strongest in DTAC in Thailand and Vimpelcom in Russia.

•	The decrease in Telenor’s share of revenues compared to the fourth quarter 2001 and third quarter 2002 was due to former associated companies being sold or becoming subsidiaries. Adjusted for the associated companies sold or becoming subsidiaries, revenues were stable, while Telenor’s share of EBITDA increased by 12% compared to the fourth quarter 2001 and 9% compared to the third quarter 2002.

•	The write-down in OniWay of NOK 316 million as per 31 December 2002 contributed to Telenor’s negative share of the total net income in associated companies in the fourth quarter 2002.

•	As a result of continued substantial deviation between the quoted market share price and the book value of Telenor’s ownership interests in DTAC and UCOM, Telenor decided, in accordance with generally accepted accounting principles, to write-down additional NOK 881 million in net excess values in the fourth quarter to the quoted market share prices as of 31 December 2002. Due to a continued decline in the values for Mobile companies, Telenor decided to write-down additional NOK 1,000 million in net excess values of Sonofon in the fourth quarter 2002.

telenor asa > fourth quarter 2002

> NETWORKS

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

Business market — PSTN/ISDN
Subscriptions and connection	335	328	1,335	1,313
Traffic	518	580	2,112	2,278

Total business market	853	908	3,447	3,591

Residential market PSTN/ISDN
Subscriptions and connection	775	707	3,026	2,916
Traffic	897	982	3,607	3,896

Total residential market	1,672	1,689	6,633	6,812

Wholesale market — fixed network
Domestic interconnect	194	180	736	722
International interconnect	82	71	340	418
Transit traffic	230	275	1,027	953

Total wholesale market	506	526	2,103	2,093

Total fixed network	3,031	3,123	12,183	12,496

Leased lines	229	276	988	1,040
Other revenues	168	157	589	570

Total external revenues	3,428	3,556	13,760	14,106

Internal revenues	718	704	2,727	2,456
Gains on disposal	1	6	1	6

Total revenues	4,147	4,266	16,488	16,568

EBITDA	1,370	1,561	5,689	5,666
EBITDA excl. gains and losses	1,376	1,540	5,699	5,660
EBITDA excl. gains and losses — margin	33.2%	36.2%	34.6%	34.2%
Operating profit	560	824	2,498	2,175
Investments:
— Capex	559	1,109	1,853	3,694
— Investments in businesses	—	—	—	25

•	Revenues in the fourth quarter were 2.8% lower than the same period in 2001, while expenses excluding depreciation and amortization were 2.6% higher. Increased expenses related to costs associated with manpower reduction and increased pensions costs totalling NOK 155 million, reduced the EBITDA margin by 3.7 percentage points. As a result, the EBITDA margin decreased to 33.2%.

•	Increased external revenues from subscriptions in the business market and the residential market compared to the fourth quarter 2001, was due to price increases for subscriptions from 1 May 2002. The reduction in external traffic revenues was due to price reductions for some traffic categories and a slowdown in the market for fixed telephony. The transition to ADSL and Telenor internal prefix traffic resulted in reduced external revenues and increased internal revenues.

•	Telenor’s market share (including internal prefix traffic) measured in traffic minutes was 72.2% at the end of the fourth quarter 2002, of which Network’s market share was 62.9%.

•	The increase in external revenues from domestic interconnect was primarily due to revenues from increased sales of ADSL subscriptions to resellers, while the decrease in external transit revenues was due to reductions in international connection charges and the effect of the stronger Norwegian Krone. Lower external revenues from leased lines were due to reductions in prices and volume.

•	The reduction in EBITDA compared to the fourth quarter 2001 was due to a reduced gross margin as a result of reduced revenues, as well as increased operating expenses. The increase in operating expenses in the fourth quarter was due to costs of NOK 107 million in connection with manpower reductions within operations, delivery and customer services, as well as increased pensions costs of NOK 48 million compared to the fourth quarter 2001. Adjusted for these costs EBITDA was at approximately in line with same level as in the fourth quarter 2001, which can be related to a reduction in other operating expenses, such as consultancy expenses.

•	Depreciation and amortization increased compared to the fourth quarter 2001 as a result of an increase in assets under construction being completed in 2002.

•	Capital expenditure was almost halved compared to the fourth quarter 2001 due to a decline in the demand for new fixed network services and an increased use of earlier capital investments.

> PLUS

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

Broadcast	1,078	633	3,221	2,231
Content & Interactive	25	46	160	188
Internet	279	194	976	508
Other	2	2	10	15

Total external revenues	1,384	875	4,367	2,942

Internal revenues	137	118	484	432
Gains on disposal	11	2	11	12

Total revenues	1,532	995	4,862	3,386

EBITDA	18	38	139	248
EBITDA excluding gains and losses
Broadcast	178	150	746	537
Content & Interactive	(50)	(51)	(193)	(128)
Internet	(106)	(54)	(344)	(76)
Other	(15)	(8)	(75)	(79)

Total EBITDA excluding gains and losses	7	37	134	254

Operating loss	(370)	(621)	(898)	(841)
Investments:
— Capex	190	369	435	835
— Investments in businesses	112	353	2,490	906

•	In the fourth quarter 2002, costs of NOK 50 million for manpower reductions and costs of NOK 25 million associated with contract terminations were recorded, in addition to NOK 115 million for the write-down of tangible assets and intangible assets. In the fourth quarter 2001 restructuring costs of NOK 17 million were expensed in addition to write downs of NOK 494 million.

•	As from 30 June 2002, Canal Digital has been consolidated as a subsidiary and reported in Broadcast. Revenues in Canal Digital in telenor asa > fourth quarter 2002

the fourth quarter were NOK 629 million, of which NOK 605 million were external revenues. EBITDA in the fourth quarter 2002 was NOK 47 million including costs for manpower reductions and contract terminations of NOK 12 million.

•	The increase in external revenues in Broadcast was NOK 445 million compared to the fourth quarter 2001, of which the net effect of the consolidation of Canal Digital was NOK 518 million. There was a reduction in other external revenues, which was primarily due to the reduction in revenues from analogue satellite broadcasting. There was an increase in external revenues related to cable-TV and terrestrial broadcasting.

•	Reduced sale of smart cards and CA modules to the digital TV market reduced external revenues from Content & Interactive compared to the fourth quarter 2001.

•	Increased external revenues in Internett compared to the fourth quarter 2001 were mainly due to ADSL and dial-up Internet. The number of ADSL subscriptions increased by 26,000 in the fourth quarter to 90,000.

•	At the end of 2002, the customer base of Telenordia Privat AB in Sweden was sold to Glocalnet AB in exchange for 37.2% of the shares in Glocalnet AB, which resulted in a total investment of NOK112 million. In the fourth quarter 2002, Telenordia Privat AB had external revenues of NOK 65 million, compared to NOK 70 million in the fourth quarter 2001.

•	The increase in internal revenues compared to the fourth quarter 2001 were primarily related to increased interconnect traffic in Sweden, as well as increased sales of satellite capacity.

•	EBITDA in Broadcast compared to the fourth quarter 2001 was positively affected by the consolidation of Canal Digital, which was partly offset by costs for manpower reductions and contract terminations. Excluding the aforementioned, EBITDA was in line with the fourth quarter 2001. Reduction in revenues from analogue satellite broadcasting was offset by increased revenues from digital satelitte broadcasting and from increased revenues from cable-TV.

•	EBITDA loss in Content & Interactive was negatively affected by lower revenues and costs associated with manpower reduction of NOK 17 million partly offset by reduced costs as a result of reduced activity.

•	Increased EBITDA loss in Internett compared to the fourth quarter 2001 and the third quarter 2002, was due to increased costs for marketing and customer care for the ADSL product and increased costs associated with manpower reductions. This was partly offset by reversing the provision for bad debt of NOK 25 million. Telenordia Privat AB contributed with a negative EBITDA of NOK 25 million, compared to NOK 36 million in the fourth quarter of 2001.

•	The increased depreciation and amortization compared to the fourth quarter 2001 was due primarily to the consolidation of Canal Digital. In the fourth quarter 2002, write-downs of NOK 115 million were made on tangible and intangible assets. The write-downs primarily related to the lower demand in the SMATV market in Denmark and Sweden, delaying commercialisation of new broadcasting standards, as well as reduced expectations for the use of interactive TV as a payment facility. In the fourth quarter 2001, satellites and satellite equipment were written down by NOK 494 million.

•	Lower capital expenditure (capex) compared to the fourth quarter 2001 was due to the upgrading of the cable-TV network in the fourth quarter 2001.

	4th quarter		Year
Associated companies
(NOK in millions)	2002	2001	2002	2001

Telenors share of1)
Revenues	172	521	1,328	1,717
EBITDA	14	(74)	(23)	(191)
Net income	—	(128)	(145)	(464)
Amortization of Telenor’s net excess values	(8)	(11)	(54)	(58)
Write-downs of Telenor’s excess values	—	(22)	(71)	(22)
Gains (losses) on disposal of ownership interests	—	(4)	—	(3)

Net result from associated companies	(8)	(165)	(270)	(547)

1)	The figures are partly based on management’s estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Sales between the associated companies and sales to group companies are included in revenues in the table.

•	The reduced loss from associated companies was primarily due to the consolidation of Canal Digital as a subsidiary on 30 June 2002.

> BUSINESS SOLUTIONS

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

ASP, operating services, software, consulting services	230	189	803	1,077
Access, network and communication services	341	374	1,374	1,378

Total Business Solutions Norway	571	563	2,177	2,455

Nextra international	191	309	851	1,271
Business Solutions Sweden	157	283	739	310
CominCom/Combellga	177	158	677	580

Total Business Solutions International	525	750	2,267	2,161

Total external revenues	1,096	1,313	4,444	4,616

Internal revenues	498	419	1,713	1,324
Gains on disposal	—	—	—	—

Total revenues	1,594	1,732	6,157	5,940

EBITDA	46	(59)	26	(828)
EBITDA excluding gains and losses
Business Solutions Norway	76	(44)	36	59
Business Solutions International	(5)	(14)	36	(881)
Total EBITDA excluding gains and losses	71	(58)	72	(822)
Operating loss	(306)	(646)	(1,807)	(2,968)
Investments:
— Capex	202	112	929	1,041
— Investments in businesses	155	323	175	531

Capex in 2002 (third quarter) include NOK 326 million related to reclassification of lease agreements to finance leases.

telenor asa > fourth quarter 2002

•	Increased external revenues in Operating Services were primarily related to the implementation of new contracts. The decrease in external revenues in access, networks and communications solutions was offset by increased internal revenues from sale of capacity, resulting in a slightly higher total revenues in the fourth quarter of 2002 compared to the fourth quarter of 2001.

•	The reduction in external revenues in Nextra International was due to the disposal of operations in the fourth quarter 2001 and during 2002. Current operations are experiencing weak or no growth, primarily as a result of continued weak market conditions in Europe. Telenor entered into agreements regarding the sale of the operations in Hungary and Austria.

•	In Business Solutions Sweden was Telenordia consolidated from the fourth quarter 2001. The reduction in external revenues compared to the fourth quarter 2001 was due to the loss of revenues from ceased operations.

•	In US dollars, total internal and external revenues in CominCom/Combellga increased by 34% compared to the fourth quarter 2001. The increase was 12% measured in Norwegian Krone. The increase in revenues in US dollar is in line with previous quarters. The EBITDA margin was approximately 33% compared to 36% in the fourth quarter of 2001 as a result of increased traffic costs.

•	The growth in internal revenues was primarily due to access and communications solutions, with improved sales of capacity in the Norwegian IP network to Telenor Plus as a result of the growth in the number of ADSL subscriptions, as well as increased internal revenues in Sweden. This was partly offset by the expiration of Operating Service contracts.

•	The increase in EBITDA in Business Solutions Norway was due to increased internal revenues in access and communications solutions, and cost reductions. In the fourth quarter costs associated with manpower reductions were expensed with NOK 60 million. This was partly offset by a reversal of provisions of NOK 42 million made in periods prior to 2002. Sale of CA software was in line with the fourth quarter 2001. In the fourth quarter of 2001 NOK 53 million was expensed due to downscaling of the operations.

•	The increased EBITDA in Business Solutions International was due to reduced costs in Nextra International and Business Solutions Sweden, primarily related to the cessation of operations and adjustment of the cost base in response to weak market development. In the fourth quarter of 2001, provisions of NOK 115 million related to restructuring of sold businesses were reversed.

•	Depreciation and amortizations decreased compared to the fourth quarter 2001, primarily as a result of a lower level of investment in 2002 compared to 2001, as well as write-downs recorded in the fourth quarter 2001 (NOK 279 million) and the third quarter 2002 (NOK 646 million). Write-downs of NOK 89 million were recorded in the fourth quarter 2002, primarily goodwill in Nextra International.

•	Capital expenditure increased in the fourth quarter 2002 compared to the same period in 2001 due to increased capital expenditures in connection with fixed network services and Operating Service contracts that were entered into.

•	Telenor completed its purchase of Utfors AB with accounting effect from 31 December 2002. Following the merger with Telenor AB, Telenor owns 90% of the shares in Utfors AB, and holds convertible bonds that may increase Telenor’s equity interest to 96%.

> EDB BUSINESS PARTNER

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

External revenues	917	983	3,383	3,312
Internal revenues	207	400	955	1,458
Gains on disposal	2	8	3	41

Total revenues	1,126	1,391	4,341	4,811

EBITDA	82	165	348	447
EBITDA excl. gains and losses	80	157	345	406
Operating profit (loss)	(384)	58	(409)	(1,208)
Investments:
— Capex	29	74	167	174
— Investments in businesses	82	80	88	749

Operation that have been transferred to Itworks AS have been excluded from the figures for EDB Business Partner. In 2001 Ephorma was accounted for in accordance with the equity method until the company was sold in the fourth quarter of 2001. This creates a diver- gence in relation to the figures presented by EDB Business Partner.

•	Revenues in all business areas in EDB Business Partner were lower compared to the fourth quarter 2001. The reduction in Telecom was due to lower sales to Telenor companies combined with lower international sales and a weaker US dollar. The Consulting area experienced a 33% reduction in revenues due to the difficult market for consultancy services. Reduced revenues in Banking & Finance were due to lower sales of software in the Norwegian market. The Operations area showed some reduction in revenues compared to the fourth quarter 2001 as a result of the expiration of certain contracts.

•	In the fourth quarter 2002, costs of NOK 63 million in connection with manpower reductions were recorded compared to NOK 20 million in the fourth quarter 2001. The underlying profitability of the Operations area improved as a result of cost reductions. The reduction in revenues in the Telecom, Consulting and Banking & Finance areas resulted in a reduction in profits compared with the fourth quarter 2001, but was partly offset by cost savings. In the fourth quarter 2001, Telecom had more sales of software licences with high margin.

•	In the fourth quarter 2002, write-downs of goodwill amounting to NOK 352 million were recorded, of which NOK 259 million was related to the Banking & Finance area, and NOK 93 million to the Consulting area. The write-downs were made on the basis of discounted cash flows, combined with assessments of the market prices of comparable companies.

•	The associated companies Ephorma and EMSG were sold in the fourth quarter 2001, with total gains of NOK 141 million.

telenor asa > fourth quarter 2002

> OTHER BUSINESS UNITS

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

Satellite Services	430	329	2,100	1,210
Satellite Networks	135	109	544	354
Itworks	—	199	155	957
Other	157	131	521	473

Total external revenues	722	768	3,320	2,994

Internal revenues	152	245	658	1,038
Gains on disposal	—	1	—	1

Total revenues	874	1,014	3,978	4,033

EBITDA	93	(75)	274	(37)
EBITDA excluding gains and losses
Satellite Services	60	35	303	152
Satellite Networks	34	20	110	51
Itworks	—	(41)	(15)	(102)
Other	(1)	(93)	(124)	(110)

Total EBITDA excluding gains and losses	93	(79)	274	(9)

Operating loss	(23)	(287)	(90)	(686)
Investments:
— Capex	155	190	267	476
— Investments in businesses	14	21	761	252

•	Increased external revenues in Satellite Services compared to the fourth quarter 2001 were primarily due to the consolidation of Telenor Satellite Services Inc. (USA) from 11 January 2002, with external revenues in the quarter of NOK 122 million, as well as increased sales in the Norwegian operations. The strong Norwegian Krone had a negative effect on revenues in 2002. Amendments to the agreements related to the former EIK cooperation increased revenues and operating expenses by NOK 40 million compared to the fourth quarter 2001.

The decline in high-speed data traffic had a negative effect on the revenue development of the US operations compared to the third quarter 2002. The gross margins for Marlink improved in comparison with the third quarter, while the exchange rate development had a negative effect on the revenues and profits of Satellite Services.

Improved EBITDA and operating profits compared with the fourth quarter 2001 were related to the consolidation of operations in the US and better profit margins for Sealink products.

•	Increased external revenues in Satellite Networks compared to the fourth quarter 2001 and the third quarter 2002 were primarily due to contracts with international organisations signed in 2002 which have also created increased sales in the form of expansion and supplementary services.

•	The reduction in internal revenues was primarily related to the closing down of units in 2002 and reduced revenues for Teleservice.

•	The EBITDA and operating profits for “Other” improved in comparison with the fourth quarter 2001 primarily as a result of the decision to close down the operations in TTYL at the end of 2001. In the fourth quarter 2002, Telenor Innovasjon wrote down assets totalling NOK 30 million, mainly goodwill, in connection with the restructuring of operations.

> CORPORATE FUNCTIONS AND GROUP ACTIVITIES

	4th quarter		Year
Revenues
(NOK in millions)	2002	2001	2002	2001

External revenues	105	118	315	375
Internal revenues	631	581	2,392	2,399
Gains on disposal	27	5,035	143	5,116

Total revenues	763	5,734	2,850	7,890

EBITDA	(214)	4,778	(477)	4,593
EBITDA excluding gains and losses	(226)	(256)	(538)	(513)
Operating profit (loss)	(423)	4,636	(1,185)	4,139
Investments:
— Capex	170	883	1,531	2,642
— Investments in businesses	—	38	57	127

•	The increase in internal revenues compared to the fourth quarter 2001 was related to rental revenue from new office facilities and ITsolutions.

•	Gains from disposals in the fourth quarter 2001 were primarily related to the sale of Telenor Media.

•	In the fourth quarter 2002, costs of NOK 137 million for manpower reductions were recorded, as well as NOK 48 million connected with IT solutions that are no longer in use. A total of NOK 74 million was expensed in connection with the Telemuseum in the fourth quarter 2001. Investments in properties to replace rented premises in addition to the new IT solutions resulted in an improved EBITDA, which was offset by increased depreciation.

•	In the fourth quarter 2002, write-downs totalling NOK 24 million were recorded in connection with IT solutions that are no longer in use.

•	Capital expenditure in the fourth quarter 2002 was primarily related to the group relocation at Fornebu and new IT solutions for the group, completed during the quarter.

> OTHER PROFIT AND LOSS ITEMS FOR THE GROUP

	4th quarter		Year
Depreciation, amortization and write-downs
(NOK in millions)	2002	2001	2002	2001

Depreciation of tangible assests	2,224	1,703	8,252	6,266
Amortization of goodwill*)	277	210	1,020	668
Amortization of other intangible assests*)	259	65	837	317

Total depreciation and amortization	2,760	1,978	10,109	7,251

Write-downs of tangible assests	213	811	921	1,556
Write-downs of goodwill	2,591	147	2,632	2,266

Total write-downs	2,804	958	3,553	3,822

Total depreciation, amortization and write-downs	5,564	2,936	13,662	11,073

*)	Specification of amortization of goodwill and other intangible assets telenor asa > fourth quarter 2002

	4th quarter		Year

(NOK in millions)	2002	2001	2002	2001

DiGi.Com1)	69	91	304	115
Pannon GSM1)	183	—	648	—
Kyivstar1)	47	—	62	—
Other Mobile	18	10	58	38

Total Mobile	317	101	1,072	153

Software licenses Business Solutions	21	41	134	155
Other Business Solutions	43	72	186	274

Total Business Solutions	64	113	320	429

Canal Digital1)	52	—	123	—
Other Plus	21	20	91	70

Total Plus	73	20	214	70

EDB Business Partner	46	41	169	196
Other	36	—	82	137

Total	536	275	1,857	985

1)	Based on preliminary valuations and allocations of net excess values

•	Depreciation of tangible assets increased by NOK 521 million compared to the fourth quarter 2001. NOK 355 million of the increase was related to the business area Mobile, of which NOK 200 million was related to Pannon GSM and Kyivstar. In addition, reduced depreciation periods in DiGi.Com from 1 July 2002 led to an increase in depreciation of approximately NOK 90 million in the quarter. Canal Digital contributed NOK 82 million to the increase in depreciation.

•	Write-downs of NOK 2,804 million in the fourth quarter 2002 were primarily related to the Mobile business area (NOK 2,289 million), of which the write-down of goodwill in DiGi.Com was NOK 2,138 million. Moreover, write-downs of goodwill in EDB Business Partner and Business Solutions was NOK 352 million and NOK 81 million, respectively. In the Plus business area, write-downs of tangible and intangible assets totalling NOK 115 million were recorded in the fourth quarter 2002.

•	The final allocation of excess values of several of the subsidiaries acquired in 2002 will be completed before the financial statements for 2002 are made public. This may change depreciation, amortization and write-downs in the fourth quarter and in the year as a whole, as well as the classification in the balance sheet, compared to the figures presented in this quarterly report.

	4th quarter		Year
Associated companies
(NOK in millions)	2002	2001	2002	2001

Telenors share of1)
Revenues	4,709	5,616	17,988	20,467
EBITDA	966	926	3,728	3,492
Net income (loss)	(102)	(109)	341	(318)
Amortization of Telenor’s net excess values	(189)	(253)	(862)	(1,427)
Write-downs of Telenor’s excess values	(1,891)	(3,432)	(1,965)	(11,597)
Gains (losses) on disposal of ownership interests	36	129	36	21,579

Net result from associated companies	(2,146)	(3,665)	(2,450)	8,237

1)	The figures are partly based on the managements estimates in connection with the preparation of the consolidated financial statements. Telenor’s share of the revenues and EBITDA is not included in the consolidated financial statements. The consolidated profit and loss statement contains only the line “net result from associated companies”. Sales between the associated companies and sales to group companies are included in revenues in the table.

•	The reduction of Telenor’s share of revenues compared to the fourth quarter 2001 was to a large extent due to associated companies which became subsidiaries or were sold.

•	Telenor’s share of EBITDA increased compared with the fourth quarter 2001, despite that associated companies, which have become subsidiaries or been sold, contributed approximately NOK 100 million in the fourth quarter 2001. The improvement was primarily related to Vimpelcom.

•	The net income of the associated companies in the fourth quarter 2002 includes NOK 316 million of the write-down of OniWay.

•	Reduced amortization of Telenor’s excess values was mainly related to associated companies which have become subsidiaries or been sold and the write down of DTAC/UCOM in the fourth quarter 2001.

•	Write-downs of excess values in the fourth quarter 2002 were primarily related to Sonofon and DTAC/UCOM, while a gains from disposal was a result of the sale of Extel.

	4th quarter		Year
Financial items
(NOK in millions)	2002	2001	2002	2001

Financial income	150	141	567	897
Financial expenses	(542)	(267)	(1,868)	(1,396)
Net foreign currency gain (loss)	(147)	19	(311)	(402)
Net gains (losses) and write-downs	(649)	68	(744)	(258)

Net financial items	(1,188)	(39)	(2,356)	(1,159)

Gross interest expenses	(499)	(322)	(1,936)	(1,638)
Net interest expenses	(371)	(201)	(1,460)	(898)

•	Increased financial expenses compared with the fourth quarter 2001 were primarily due to increased gross interest-bearing liabilities in the fourth quarter 2002. In addition the average interest rate was somewhat higher. In the fourth quarter 2002, an expense of NOK 85 million was recorded related to claims for interest pay-

telenor asa > fourth quarter 2002

ments connected with the outcome of a lawsuit in Greece. Telenor has provided a guarantee for NOK 2.41 billion in respect of a tax claim in connection with the challenge to the tax return filed by Telenor for 2001, as described in the third quarter report. As a result of Telenor’s decision to expense the tax claim in the third quarter, the 12% interest on arrears on the tax claim was expensed.

•	Foreign currency losses in the fourth quarter 2002 were primarily due to accounts receivable in foreign currency and consolidated entities abroad.

•	The write-down of shares in the fourth quarter 2002 primarily related to Inmarsat, New Skies and Venture companies in addition to a write down of NOK 78 million in capital contribution to Telenor Pension fund. The Inmarsat shares are valued in US Dollars and the write down of NOK 422 million was a result of the weakening of the US Dollar against the Norwegian Kroner during 2002. The shares in New Skies were written down by NOK 94 million to the current quoted market price as of 31 December 2002, due to a significant decline in the publicly quoted share price, especially during the fourth quarter.

> TAXES

•	A tax income of NOK 0.5 billion for 2002 has been calculated. This is to a large extent due to tax-deductible loss resulting from liquidation of companies, of which liquidation of Telenor Digifone Holding AS resulted in a taxable loss of NOK 3.2 billion. This was partly offset by Telenor’s decision in the third quarter 2002 to record as an expense the tax claim of NOK 2.4 billion in connection with the challenge to its tax return for 2001. NOK 414 million was expensed in the fourth quarter in connection with the lawsuit in Greece.

•	In January 2003 Telenor filed a writ against the Norwegian Tax Authorities, related to the non-recognition of a tax loss on intra group sale of shares in Sonofon Holding A/S, in 2001.

•	Telenor has not recognised deferred tax assets on losses in associated companies and subsidiaries abroad.

> BALANCE SHEET

•	Total assets were reduced compared to 30 September 2002, mainly due to write downs in the fourth quarter 2002.

•	The net interest-bearing liabilities include NOK 2.4 billion associated with the tax claim and NOK 0.5 billion associated with the lawsuit in Greece, both described above. Compared to 30 September 2002, the net interest-bearing liabilities declined by NOK 0.8 billion as a consequence of underlying earnings, low investments and accruals.

> US GAAP

Net income and equity in accordance with the Generally Accepted Accounting Principles in the United States (US GAAP) will be published in the annual report for 2002.

Telenor has not yet completed the final allocation of excess values for several of its subsidiaries acquired in 2002, or performed an evaluation of the balance for DiGi.com as of 31 December 2002 with a view to writing down goodwill after US GAAP. These evaluations must be completed before the net income and the equity can be calculated in accordance with US GAAP.

> OUTLOOK FOR 2003

•	The rationalization of operations will continue in 2003, with the focus on keeping the costs down and thereby increase the cash flow from operations.

•	Telenor expects continued growth, particularly from our international mobile companies. In addition, the full-year effect of the consolidation of Kyivstar, Pannon GSM and Canal Digital will be realised. Revenues are expected to increase by 7-10% for the group as a whole.

•	The rationalization of operations through Delta 4, will continue in 2003 and is expected to contribute to increased margins in the Norwegian part of the group. In the international part of the group, several of the companies are now in a mature phase, which is expected to have a positive effect on the margins. Combined with the increase in revenues, this is expected to result in a considerable improvement in the underlying EBITDA and in the operating profit.

•	Capital expenditure is expected to in line with 2002 despite the consolidation of Kyivstar, Canal Digital and Pannon GSM.

Telenor believes that an increasing proportion of the revenues and profits will come from international operations, with a higher degree of exposure to exchange rate fluctuations than previously. Simultaneously, the risk will increase due to greater exposure to emerging markets. In addition, significant portions of the company’s activities are experiencing regulatory risk, both in Norway and internationally.

The unaudited interim consolidated financial statements according to Norwegian accounting principles have been prepared on a basis consistent with Telenor’s financial statements as of year-end 2001.

The accounts submitted with the report have not been audited. This report contains statements regarding the future in connection with Telenor’s growth initiatives, profit figures, outlook, strategies and objectives. In particular, the section “Outlook for 2003” contains forward-looking statements regarding the group’s expectations for 2003. All statements regarding the future are subject to inherent risks and uncertainties, and many factors can lead to actual profits and developments deviating substantially from what has been expressed or implied in such statements. These factors include the risk factors relating to Telenor’s activities described in Telenor’s Annual Report 2001 on Form 20-F filed with the Securities and Exchange Commission in the USA under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” (available at www.telenor.com/ir/annual_reports). Telenor’s Annual Report 2002 and Form 20-F will be published at the end of March/beginning of April 2003.

Oslo, 12 February 2003
The Board of Directors of Telenor ASA

telenor asa > fourth quarter 2002

> PROFIT AND LOSS STATEMENT

	4th quarter		Year
Telenor group
(NOK in millions except net income per share)	2002	2001	2002	2001

Revenues	13,002	10,874	48,668	40,604
Gains on disposal of fixed assets and operations	40	5,046	158	5,436

Total revenues	13,042	15,920	48,826	46,040

Costs of materials and traffic charges	3,013	2,850	12,485	10,204
Own work capitalized	(170)	(326)	(567)	(1,002)
Salaries and personel costs	2,724	2,744	10,104	10,165
Other operating expenses	3,864	3,319	13,216	12,360
Losses on disposal of fixed assets and operations	49	(15)	147	63
Depreciation and amortization	2,760	1,978	10,109	7,251
Write-downs	2,804	958	3,553	3,822

Total operating expenses	15,044	11,508	49,047	42,863

Operating profit (loss)	(2,002)	4,412	(221)	3,177

Associated companies	(2,146)	(3,665)	(2,450)	8,237

Net financial items	(1,188)	(39)	(2,356)	(1,159)

Profit (loss) before taxes and minority interests	(5,336)	708	(5,027)	10,255

Taxes	457	208	471	(3,897)
Minority interests	388	(49)	343	721

Net income (loss)	(4,491)	867	(4,213)	7,079

EBITDA	3,562	7,348	13,441	14,250
EBITDA excluding gains and losses	3,571	2,287	13,430	8,877
EBITDA excluding gains and losses — margin	27.5%	21.0%	27.6%	21.9%
Net income (loss) per share in NOK — basic	(2.531)	0.489	(2.374)	3.994
Net income (loss) per share in NOK — diluted	(2.531)	0.485	(2.374)	3.990

telenor asa > fourth quarter 2002

> BALANCE SHEET

Telenor group
(NOK in millions)	31.12.2002	30.09.2002	31.12.2001

Deferred tax assets	4,935	3,572	600
Intangible assets	14,831	18,312	9,600
Tangible assets	41,000	40,584	37,608
Associated companies	9,476	11,552	14,246
Other financial assets	3,806	4,379	4,041

Total fixed assets	74,048	78,399	66,095

Other current assets	9,779	11,020	10,530
Cash and interest bearing investments	5,524	3,688	5,998

Total current assets	15,303	14,708	16,528

Total assets	89,351	93,107	82,623

Shareholders equity	33,738	39,633	42,144
Minority interests	3,463	3,865	3,539

Total equity and minority interests	37,201	43,498	45,683

Long-term non-interest bearing liabilities	2,399	1,966	1,149
Long-term interest bearing liabilities	28,805	28,027	18,497

Total long-term liabilities	31,204	29,993	19,646

Short-term non-interest bearing liabilities	17,355	16,310	16,622
Short-term interest bearing liabilities	3,591	3,306	672

Total short-term liabilities	20,946	19,616	17,294

Total equity and liabilities	89,351	93,107	82,623

> SHAREHOLDERS EQUITY

Telenor group
(NOK in millions)

Balance as of 31 December 2001	42,144
Net income	(4,213)
Dividend	(799)
Employee share issue	19
Consolidation Canal Digital	(690)
Translation adjustments	(2,723)

Balance as of 31 December 2002	33,738

> CASH FLOW STATEMENT

	Year
Telenor group
(NOK in millions)	2002	2001

Net cash flow from operating activities	12,858	6,993
Net cash flow from investment activities	(21,727)	20,891
Net cash flow from financing activities	8,294	(24,351)

Net change in cash and cash equivalents	(575)	3,533

Cash and cash equivalents 01.01.	5,839	2,306
Cash and cash equivalents by the end of the period	5,264	5,839

telenor asa > fourth quarter 2002

> ANALYTICAL INFORMATION

	2000				2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Revenues (NOK in millions)	8,691	9,145	9,463	10,273	10,001	10,055	10,064	15,920	11,563	12,011	12,210	13,042
EBITDA excluding gains and losses (NOK in millions)	2,104	2,175	2,594	1,706	2,293	2,201	2,096	2,287	2,926	3,155	3,778	3,571
Operating profit (loss) (NOK in millions)	1,166	817	1,234	412	986	(309)	(1,912)	4,412	602	691	488	(2,002)
Profit (loss) before taxes and minority interests (NOK in millions)	908	749	314	32	10,666	1,428	(2,547)	708	31	383	(105)	(5,336)
Equity ratio including minority interests (%)	44.5	41.6	25.9	40.8	51.9	51.5	55.1	55.3	49.4	48.2	46.7	41.6
Net interest bearing liabilities (NOK in millions)	12,750	18,904	51,719	40,496	20,502	10,866	16,358	13,171	24,449	25,717	27,645	26,872
Net interest bearing liabilities/EBITDA excluding gains (losses) last 12 months	1.5	2.2	5.9	4.7	2.3	1.2	2.0	1.5	2.6	2.5	2.3	2.0
No. of man-years	22,350	23,530	25,170	20,150	20,450	21,300	23,200	21,000	22,250	21,650	22,350	22,100
— of which abroad	3,300	3,550	4,580	5,050	5,300	5,900	7,600	6,300	7,700	7,800	8,600	8,900
MOBILE
mNorway
No. of mobile subscriptions (NMT + GSM)	2,012,000	2,103,000	2,134,000	2,199,000	2,189,000	2,233,000	2,289,000	2,307,000	2,314,000	2,360,000	2,409,000	2,382,000
No. of GSM subscriptions	1,817,000	1,925,000	1,973,000	2,056,000	2,098,000	2,147,000	2,211,000	2,237,000	2,249,000	2,299,000	2,352,000	2,330,000
— of which prepaid	797,000	851,000	870,000	911,000	938,000	969,000	1,023,000	1,027,000	1,051,000	1,094,000	1,131,000	1,115,000
Traffic minutes per GSM subsription per month, generated and terminated	166	170	184	174	171	175	182	177	171	185	186	178
Revenue per GSM subscription per month in the quarter (ARPU):
— total	309	347	355	340	333	337	357	331	334	351	359	340
— contract	438	471	499	485	479	492	526	479	481	511	528	492
— prepaid	138	191	175	156	152	146	159	159	162	168	171	170
No. of SMS and content messages (in millions)	166	205	254	277	315	323	359	376	391	403	444	454
Pannon (Hungary)
No. of mobile subscriptions	—	—	—	—	—	—	—	—	2,001,000	2,146,000	2,311,000	2,450,000
— of which prepaid	—	—	—	—	—	—	—	—	1,446,000	1,596,000	1,767,000	1,910,000
Traffic minutes per GSM subsription per month, generated and terminated	—	—	—	—	—	—	—	—	113	115	112	112
Revenue per GSM subscription per month in the quarter (ARPU):
— total	—	—	—	—	—	—	—	—	182	184	177	177
— contract	—	—	—	—	—	—	—	—	383	391	401	415
— prepaid	—	—	—	—	—	—	—	—	97	98	94	100
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	183	184	188	205
DiGi.Com (Malaysia)
No. of mobile subscriptions	—	—	—	—	—	—	—	1,039,000	1,159,000	1,284,000	1,454,000	1,616,000
— of which prepaid	—	—	—	—	—	—	—	902,000	1,044,000	1,176,000	1,351,000	1,519,000
Traffic minutes per GSM subsription per month, generated and terminated	—	—	—	—	—	—	—	204	197	189	185	185
Revenue per GSM subscription per month in the quarter (ARPU):
— total	—	—	—	—	—	—	—	180	169	158	138	145
— contract	—	—	—	—	—	—	—	265	313	331	312	352
— prepaid	—	—	—	—	—	—	—	166	150	142	124	131
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	61	77	101	132	171

telenor asa > fourth quarter 2002

	2000				2001				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Grameen Phone (Bangladesh)
No. of mobile subscriptions (100%)	81,000	106,000	135,000	191,000	242,000	335,000	373,000	464,000	550,000	625,000	704,000	769,000
— of which prepaid	17,000	33,000	48,000	49,000	77,000	149,000	190,000	279,000	353,000	424,000	501,000	563,000
Traffic minutes per GSM subscription per month, generated and terminated	369	398	342	313	335	302	333	292	308	297	288	298
Revenue per GSM subscription per month in the quarter (ARPU):
— total	283	288	244	226	226	203	204	173	191	173	167	155
— contract	330	361	313	278	275	277	282	259	311	297	286	303
— prepaid	54	91	107	102	109	88	119	106	118	104	100	95
No, of SMS and content messages (in millions)	0.1	0.1	0.2	0.3	0.4	0.5	1.0	1.3	3.8	6.8	9.7	13.0
Kyivstar (Ukraine)
No. of mobile subscriptions (100%)	—	—	—	—	—	—	—	—	—	—	1,659,000	1,856,000
— of which prepaid	—	—	—	—	—	—	—	—	—		1,283,000	1,472,000
Traffic minutes per GSM subscription per month, generated and terminated	—	—	—	—	—	—	—	—	—	—	50	49
Revenue per GSM subscription per month in the quarter (ARPU):
— total	—	—	—	—	—	—	—	—	—	—	113	102
— contract	—	—	—	—	—	—	—	—	—	—	194	202
— prepaid	—	—	—	—	—	—	—	—	—	—	73	70
No. of SMS and content messages (in millions)	—	—	—	—	—	—	—	—	—	—	50	60
Associated companies
Telenors share of mobile subscriptions	1,339,000	1,617,000	2,864,000	3,303,000	3,383,000	3,298,000	3,404,000	4,017,000	4,015,000	4,742,000	4,725,000	5,119,000
NETWORKS
No, of PSTN subscriptions	1,826,000	1,773,000	1,724,000	1,680,000	1,646,000	1,619,000	1,573,000	1,545,000	1,522,000	1,497,000	1,480,000	1,467,000
No, of ISDN subscriptions (lines)	1,355,000	1,440,000	1,513,000	1,590,000	1,664,000	1,701,000	1,727,000	1,766,000	1,803,000	1,818,000	1,818,000	1,828,000
PSTN/ISDN generated traffic (mill. minutes)	5,396	4,889	4,404	4,871	4,956	4,481	4,083	4,440	4,275	3,966	3,462	3,827
Fixed line market share of traffic minutes (including Internet) (%)	83	79	78	73	73	73	73	73	73	72.5	72.7	72.2
PLUS
No, of internet subscriptions residential market Norway	460,000	505,000	548,000	625,000	683,000	718,000	757,000	831,000	893,000	915,000	936,000	960,000
— of which Frisurf	110,000	150,000	188,000	248,000	305,000	343,000	386,000	437,000	481,000	503,000	525,000	533,000
— of which ADSL	—	—	—	—	3,000	5,000	11,000	23,000	42,000	53,000	64,000	90,000
No. of pay television subscribers in the Nordic region
— Cable-TV	288,000	312,000	350,000	357,000	362,000	362,000	367,000	561,000	557,000	559,000	561,000	571,000
— Small antenna networks (SMATV)	1,002,000	1,038,000	1,066,000	1,086,000	1,145,000	1,021,000	1,061,000	1,105,000	1,107,000	1,093,000	1,095,000	1,096,000
— Home satellite dish (DTH)1)	417,000	418,000	452,000	506,000	531,000	569,000	592,000	657,000	647,000	679,000	698,000	738,000
BUSINESS SOLUTIONS
No. of internet subscriptions business market Norway	10,000	12,000	13,000	13,000	13,000	15,000	15,000	16,000	17,000	17,000	16,000	17,000
— of which ADSL	—	—	—	—	—	—	—	1,000	1,000	2,000	2,500	4,000
No. of internet subscriptions business market Sweden2)	—	—	—	—	—	—	—	2,000	2,000	2,000	2,000	2,000
No. of fixed line subscriptions business market Sweden (PSTN)	—	—	—	—	—	—	—	2,000	2,000	2,000	1,300	1,400
No. of internet subscriptions outside Norway and Sweden (Nextra)	64,000	80,000	82,000	104,000	119,000	120,000	114,000	106,000	108,000	102,000	100,000	98,000

1)	Includes all subscribers in Canal Digital. In the 1st quarter 2002 56,000 subscribers are transferred to Otrum

2)	The figure in 4th quarter 2001 is adjusted

telenor asa > fourth quarter 2002

> THE BUSINESS AREAS FOURTH QUARTER

													Profit (loss) before
			of which				Operating		Associated		Net financial		taxes and
	Revenues1)		external1)		EBITDA		profit (loss)		companies		items		minority interests

(NOK in millions)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Mobile	5,666	3,550	5,349	3,238	2,084	1,011	(1,164)	494	(2,106)	(3,488)	(831)	259	(4,101)	(2,735)
Networks	4,147	4,266	3,429	3,562	1,370	1,561	560	824	—	—	(240)	(41)	320	783
Plus	1,532	995	1,395	877	18	38	(370)	(621)	(8)	(165)	(450)	(69)	(828)	(855)
Business Solutions	1,594	1,732	1,096	1,313	46	(59)	(306)	(646)	2	(28)	(57)	(73)	(361)	(747)
EDB Business Partner	1,126	1,391	919	991	82	165	(384)	58	2	129	(16)	(44)	(398)	143
Media2)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other business units	874	1,014	722	769	93	(75)	(23)	(287)	(26)	(75)	(616)	(208)	(665)	(570)
Corporate functions and group activities	763	5,734	132	5,153	(214)	4,778	(423)	4,636	(1)	(37)	1,105	125	681	4,724
Eliminations	(2,660)	(2,762)	—	17	83	(71)	108	(46)	(9)	(1)	(83)	12	16	(35)

Total	13,042	15,920	13,042	15,920	3,562	7,348	(2,002)	4,412	(2,146)	(3,665)	(1,188)	(39)	(5,336)	708

>THE BUSINESS AREAS FOR THE YEAR

													Profit (loss) before
			of which				Operating		Associated		Net financial		taxes and
	Revenues1)		external1)		EBITDA		profit (loss)		companies		items		minority interests

(NOK in millions)	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001	2002	2001

Mobile	20,346	12,558	19,079	11,260	7,482	4,067	1,556	2,495	(2,030)	9,677	(2,050)	(496)	(2,524)	11,676
Networks	16,488	16,568	13,761	14,112	5,689	5,666	2,498	2,175	—	—	(364)	(149)	2,134	2,026
Plus	4,862	3,386	4,378	2,954	139	248	(898)	(841)	(270)	(547)	(770)	(410)	(1,938)	(1,798)
Business Solutions	6,157	5,940	4,444	4,616	26	(828)	(1,807)	(2,968)	1	(874)	(54)	(316)	(1,860)	(4,158)
EDB Business Partner	4,341	4,811	3,386	3,353	348	447	(409)	(1,208)	(5)	130	(86)	(94)	(500)	(1,172)
Media2)	—	1,343	—	1,263	—	313	—	262	—	(12)	—	21	—	271
Other business units	3,978	4,033	3,320	2,995	274	(37)	(90)	(686)	(132)	(80)	(866)	(402)	(1,088)	(1,168)
Corporate functions and group activities	2,850	7,890	458	5,491	(477)	4,593	(1,185)	4,139	(1)	(30)	1,929	686	743	4,795
Eliminations	(10,196)	(10,489)	—	(4)	(40)	(219)	114	(191)	(13)	(27)	(95)	1	6	(217)

Total	48,826	46,040	48,826	46,040	13,441	14,250	(221)	3,177	(2,450)	8,237	(2,356)	(1,159)	(5,027)	10,255

1)	Revenues include gains on disposal of fixed assets and operations
2)	Sold as of 1 October 2001

telenor asa > fourth quarter 2002

> SPECIAL ITEMS

	4th quarter		Year

(NOK in millions)	2002	2001	2002	2001

EBITDA	3,562	7,348	13,441	14,250
Gains on disposal of fixed assets and operations	(40)	(5,046)	(158)	(5,436)
Losses on disposal of fixed assets and operations	49	(15)	147	63

EBITDA excluding gains and losses	3,571	2,287	13,430	8,877

Expenses for restructuring, workforce reductions, loss contracts and exit of activities
Mobile	114	—	120	—
Networks	107	—	161	—
Plus	75	17	92	49
Business Solutions	29	(62)	88	229
EDB Business Partner	62	20	111	170
Other	143	155	476	177

Total restructuring, loss contracts etc.	530	130	1,048	625

Adjusted EBITDA	4,101	2,417	14,478	9,502

Write-downs				22
Mobile	2,176	16	2,289	22
Networks	18	23	18	570
Plus	115	494	135	494
Business Solutions	90	278	734	1,110
EDB Business Partner	360	6	364	1,262
Other	45	141	13	364

Total write-downs	2,804	958	3,553	3,822

Adjusted operating profit	1,341	439	4,369	2,251

Special items associated companies
Gains/losses on disposal of ownership interests	(36)	(129)	(36)	(21,579)
Write-down Sonofon	1,000	—	1,000	7,500
Write-down Telenordia	—	—	—	665
Write-down DTAC/UCOM	881	3,400	881	3,400
Write-down OniWay	316	—	316	—
Other write-downs associated companies	10	31	84	31

Total special items associated companies	2,171	3,302	2,245	(9,983)

Net gains (losses) and write-downs financial items	649	(68)	744	258

Adjusted profit (loss) before taxes and minority interests	827	(31)	2,552	(396)

telenor asa > fourth quarter 2002

TELENOR — IDEAS THAT SIMPLIFY

Telenor is an international telecommunications and communications company, positioned in mobile companies in 14 countries and present in more than 30 countries. Telenor is the leading telecommunications company in Norway, and is one of the largest companies listed on the Oslo Stock Exchange (TEL). Telenor is also listed on Nasdaq (TELN).

Telenor’s core activities are organized into four business areas; Telenor Mobile, Telenor Networks, Telenor Plus and Telenor Business Solutions. In 2002 Telenor’s revenues were NOK 48.8 billion. Telenor had approximately 22,000 man-years at the beginning of 2003.

FINANCIAL CALENDAR 2003

13 February	Presentation of 4th quarter 2002
7 May	Presentation of 1st quarter 2003
8 May	Annual Shareholders Meeting
23 July	Presentation of 2nd quarter 2003
30 October	Presentation of 3rd quarter 2003

Annual reports and quarterly reports on the web

The annual reports since 1994 and the quarterly reports since 1999 are available on the Internet: www.telenor.com/ir.

The quarterly reports are available both on html — and pdf formats, and selected tables on excel.

Environmental report on the Web

Telenor’s social report for 2001 is available on the Internet along with previous environmental reports:
www.telenor.com/socialreport

Fourth quarter 2002
Published by: Telenor ASA
N-1331 Fornebu, Norway
Switchboard: +47 81 07 70 00
+47 81 54 40 00

Shareholder Services:
Tel: +47 67 89 24 70
e-mail: ir@telenor.com

Press release:

Preliminary result for 2002

(Fornebu, February 13, 2003) Telenor’s revenues for 2002 amounted to NOK 48,826 million, which is an increase of NOK 2,786 million from 2001. The result before taxes in 2002 was a loss of NOK 5 billion, mainly due to costs related to write-downs and staff reductions, totalling NOK 7.6 billion.

Revenues in the fourth quarter amounted to NOK 13,042 million, which is NOK 2,878 million less than in the fourth quarter 2001. Excluding gains, revenues increased by 20 per cent from NOK 10,874 million in the fourth quarter 2001 to NOK 13,002 million in the fourth quarter 2002. The result before taxes and minority interests in the fourth quarter 2002 was a loss of NOK 5.3 billion. This was due to write-downs, losses on disposals and costs related to staff reductions, totalling NOK 6.2 billion. The largest write-downs relate to Telenor Mobile, where DiGi.com in Malaysia was written down by NOK 2.1 billion, Sonofon in Denmark by NOK 1 billion and DTAC/UCOM in Thailand by NOK 900 million. The result before taxes and minority interests for 2002 was a loss of NOK 5,027 million. The corresponding figure for the previous year was a profit of NOK 10,255 million, which was primarily due to high gains from the sale of shares in the Irish mobile company Esat Digifone and the German company Viag Interkom, as well as the sale of Telenor Media.

EBITDA (operating profit before depreciation, amortization and write-downs) in the fourth quarter 2002 was NOK 3,562 million. EBITDA for 2002 was NOK 13,441 million. Excluding gains and losses, EBITDA increased by NOK 1,284 million to NOK 3,571 million in the fourth quarter 2002 compared to the same quarter in the previous year.

“The fourth quarter 2002 was strongly influenced by large write-downs as well as restructuring and staff reduction costs, resulting in a substantial negative result for Telenor, taken the year as a whole. However, there was a positive development in the cash flow from operations and Telenor is therefore well positioned for future growth and results,” said CEO Jon Fredrik Baksaas.

The international mobile operations are still experiencing strong growth and Telenor’s pro rata share of subscriptions, including Norway, was 12.4 million at the end of the fourth quarter 2002. EBITDA in Telenor Mobile doubled in the fourth quarter 2002 compared to the same period in the previous year, to more than NOK 2 billion. The EBITDA margin in the Norwegian operations increased by 3.5 percentage points to 37.8 per cent, while the ARPU (Average Revenue Per User) increased by NOK 9 in the fourth quarter 2002 compared to the same period in 2001, to NOK 340.

The EBITDA margin in Telenor Networks fell to 33.2 per cent in the fourth quarter 2002, due to staff reduction costs of NOK 107 million. Telenor Business Solutions achieved somewhat better results from operations as a result of reduced costs. The consolidation of Canal Digital had a positive effect on Telenor Plus, while growth in ADSL customers resulted in increased costs.

During the quarter, a reorganization of Telenor’s operations in Sweden was carried out through the purchase of 90 per cent of Utfors AB and the sale of Telenordia in exchange for 37.2 per cent of Glocalnet AB.

Net interest-bearing liabilities at the end of the fourth quarter were NOK 26.9 billion. At the end of 2001, net interest liabilities amounted to NOK 13.2 billion.

The Board proposed a dividend of NOK 0.45 per share, which is an increase from NOK 0.35 per share in 2001.

Contact:

Chief Press Spokesman Dag Melgaard, tel: (+47) 67 89 26 71 or (+47) 901 92 000

To editors:

Press conference and analytical presentation

With regard to the financial result for the fourth quarter, a joint conference for journalists and analysts will be held in the Auditorium, Telenor Expo, Fornebu, at 09:00 CET on Thursday, February 13. CEO Jon Fredrik Baksaas, Senior Executive Vice President Arve Johansen and CFO Torstein Moland will present the results. The presentation will be held in Norwegian and broadcast live over the Internet at http://expo.telenor.no/live. A recording will be made available at the same site.

International telephone conference

An international telephone conference on the quarterly result will take place at 15:00 CET on the same day. This event is aimed at investors and analysts. Further details of the analytical presentation can be found at www.telenor.no/ir

Material

The quarterly report and the presentations used during the joint press conference and analytical presentation will be made available at www.telenor.no/ir

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA

By:	/s/ Torstein Moland Name: Torstein Moland Title: CFO

Date:  13th February, 2003